UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-K / 10-KSB		[	] Transition Report on Form 10-K / 10KSB
[	] Form 20-F	[	] Transition Report on Form 20F
[	] Form 11-K	[	] Transition Report on Form 11K
[	] Form 10-Q / 10-QSB	[	] Transition Report on Form 10-Q / 10-QSB
[	] Form N-SAR

For Period Ended: December 31, 2003

For the Transition Period:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Canadian Rockport Homes International, Inc.

Full Name of Registrant

Former Name If Applicable

700 West Pender Street, Suite 507

Address of Principle Executive Office (Street and Number)

Vancouver, B.C. Canada V6C 1G8

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K / 10-KSB
Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[X]		fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q / 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

FORM 12b-25

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K / 10-KSB, 20-F, 11-K, 10-Q / 10QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has not received its financial statements from its independent auditors. During 2003, the Company retained the services of a transfer agent to maintain and control its shares of outstanding common stock. In the audit, the shares listed by the transfer agent as outstanding as of December 31, 2003, did not reconcile to the shares indicated in the books and records of the Company. The Company and its auditors are in the process of reconciling the differences. Once this has been completed, the financial statements will be issued. It is anticipated that the financial statements will be issued with sufficient time for its review along with the completion of the required Form 10-K document and the completed 10-Kwill be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

1)

Name and telephone number of persons to contact in regard to this notification.

William Malone

(Name)
(604)	669-1081

(Area Code)	(Telephone Number)

2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Canadian Rockport Homes International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004	By: \s\	Carol Laeser, Chief Financial Officer

Carol Laeser, CFO